Trinity Mirror plc

12g3-2(b)

07020178

21 December 2006

SUPPL

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

PROCESSED
JAN 10 2007
THOMSON
FINANCIAL

Linda Mailey

Encs.

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Repl:
Trinity Mirror PLC	Total Voting Rights		13:28 21 Dec 06		

Full Announcement Text

Trinity Mirror plc
21st December 2006

In conformity with the Transparency Directive's transitional provision 6, Trinity Mirror plc is required to notify the market of the f

Trinity Mirror plc's issued share capital consists of 293,111,609 ordinary shares with a nominal value of 10 pence each, with vo

Therefore, the total number of voting rights in Trinity Mirror plc is 293,111,609.

The above figure of 293,111,609 shares may be used by shareholders as the denominator for the calculations by which they w

Paul Vickers
Secretary and Group Legal Director

END

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